  Exhibit 99.1

Hudson Group Announces Approval of Shareholder Written Resolution

East Rutherford, NJ – January 10, 2019 – Hudson Ltd. (NYSE: HUD) (“Hudson Group” or “Company”), a leader in North American travel retail, announced the approval of a Shareholder Written Resolution that appoints Roger Fordyce to succeed Joseph DiDomizio as a Class III Director of the Company until the Company’s 2021 annual general meeting or until his office shall otherwise be vacated pursuant to the Company’s bye-laws.

About Hudson Group
Hudson Group, one of the largest travel retailers in North America, is committed to enhancing the travel experience for over 300,000 travelers every day in the continental United States and Canada. The Company is anchored by its iconic Hudson, Hudson News and Hudson Bookseller brands and operates over 1,000 duty-paid and duty-free stores in 87 locations, including airports, commuter terminals, hotels and some of the most visited landmarks and tourist destinations in the world. Our wide range of store concepts include travel essentials and convenience stores, bookstores, duty-free shops, branded specialty stores, electronics stores, and quick-service food and beverage outlets. For more information, visit www.hudsongroup.com and www.dufry.com

For further information please contact:

Investor Contact	Media Contact
Deborah Belevan, CPA, IRC	Kristen Clonan
Hudson Group	Hudson Group
VP of Investor Relations	VP of Corporate Communications
201.559.2111	201.821.8088